                                          As filed pursuant to Rule 424(b)(2)
                                          under the Securities Act of 1933
                                          Registration No. 333-45388
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 11, 2000)

                              [LEAP WIRELESS LOGO]

                       LEAP WIRELESS INTERNATIONAL, INC.

                         1,564,336 Shares Common Stock
                           -------------------------

     We are offering 1,564,336 shares of our common stock directly to Acqua Wellington North American Equities Fund, Ltd., which we refer to as "Acqua Wellington," at an average price of $35.1587 per share, pursuant to this prospectus supplement. The total purchase price for all of these shares is $54,999,995. Acqua Wellington must purchase all of these shares if it purchases any of them.

     We will receive proceeds from the sale of these shares of $54,999,995 minus our expenses relating to the sale, which are estimated to be approximately $50,000.

     Our common stock is quoted on the Nasdaq National Market under the symbol "LWIN."

     The offering price of these shares was established with reference to prices of our common stock on the Nasdaq National Market for the period beginning December 21, 2000 and ending January 19, 2001, net of a discount of 4.5% per share. We will deliver these shares to Acqua Wellington on or about January 23, 2001.

     On January 19, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $37.625 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this prospectus supplement is January 22, 2001.
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                               TABLE OF CONTENTS

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                                                              PAGE
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
PROSPECTUS SUPPLEMENT
  About This Prospectus Supplement..........................   S-1
  Summary...................................................   S-2
  Risk Factors..............................................   S-5
  Forward-Looking Statements................................  S-15
  Use of Proceeds...........................................  S-15
  Plan of Distribution......................................  S-16
  Description of Leap Common Stock..........................  S-19
  Legal Matters.............................................  S-20
  Experts...................................................  S-20
  Where You Can Find More Information.......................  S-20
PROSPECTUS
  About This Prospectus.....................................     3
  Where You Can Find More Information.......................     4
  Forward-Looking Statements................................     5
  Leap Wireless International...............................     6
  Use of Proceeds...........................................     6
  Ratio of Earnings to Fixed Charges........................     6
  Description of Debt Securities............................     7
  Description of Capital Stock..............................    15
     Common Stock...........................................    15
     Preferred Stock........................................    15
  Description of Depositary Shares..........................    18
  Description of Warrants...................................    22
  Description of Rights.....................................    25
  Description of Units......................................    26
  Plan of Distribution......................................    27
  Legal Matters.............................................    28
  Experts...................................................    28

                           -------------------------

     This prospectus supplement and the accompanying prospectus incorporate important business and financial information about Leap Wireless International, Inc. and its subsidiaries that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also a part of this document. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this document.

     Cricket(R) is a registered trademark of Leap. Pegaso(MR) is a registered service mark of Servicios Administrativos Pegaso, S.C. All other brand names, trademarks and service marks appearing in this prospectus supplement and the accompanying prospectus are the property of their respective holders.

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                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $1,000,000,000, of which this offering is a part. In this prospectus supplement, we provide you with a general description of the shares of our common stock that we will offer under this prospectus supplement and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superceded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" beginning on page S-20 of this prospectus supplement and on page 4 of the accompanying prospectus before investing in our common stock.

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                                    SUMMARY

     This summary highlights some information from this prospectus supplement and the accompanying prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement and the accompanying prospectus, the terms "Leap," "we," "our" and "us" refer to Leap Wireless International, Inc. and its subsidiaries, unless the context requires otherwise.

                                  OUR BUSINESS

     Leap is a wireless communications carrier that is deploying innovative, low-cost, simple wireless services designed to accelerate the transformation of mobile wireless into a mass consumer product. We generally seek to address a much broader population segment than incumbent wireless operators have addressed to date. In the United States, we are offering wireless service under the brand name "Cricket." Our innovative Cricket strategy is to extend the benefits of mobility to the mass market by offering wireless service that is as simple to understand and use as, and priced competitively with, traditional landline service. We are also currently a minority shareholder and actively involved on the board of Pegaso Telecomunicaciones, a company involved in developing and operating a nationwide digital wireless network in Mexico. In each of our markets, we are deploying 100% digital, Code Division Multiple Access, or CDMA, networks that provide higher capacity and more efficient deployment of capital than competing technologies. This, when combined with our efforts to streamline operation and distribution systems, allows us to be a low-cost provider of wireless services in each of our markets.

     The Cricket vision is different from the typical cellular or PCS provider. The Cricket service is based on what we believe the mass market wants wireless service to be: predictable, affordable and as simple to understand and use as traditional landline telephone service, but with the benefits of mobility. We believe that many potential customers have avoided traditional wireless service because they perceive it to be expensive and complicated. We believe that a large number of consumers make the majority of their calls within the local areas in which they live, work and play. The Cricket service allows customers to make and receive virtually unlimited calls only within a local calling area for a low, flat monthly rate. The fixed price eliminates consumer cost uncertainty related to higher than expected monthly bills and the billing and service complexity associated with multiple rate plans and roaming charges.

     We believe that the Cricket service will help transform wireless phone service from a luxury product into a mass consumer product. The Cricket service was initially introduced in Chattanooga, Tennessee in March 1999. We believe the initial results demonstrate the appeal of the Cricket service. As a part of the Cricket Strategy, we intend to:

     - attract new customers more quickly than other wireless providers that offer complex pricing plans with peak/off-peak rates, roaming charges and expensive "extra" minutes;

     - maintain lower customer acquisition costs by offering one simple service plan with a choice of only one or two handsets, and distributing our product through company stores and multiple points of sale where the mass market shops;

     - sustain lower operating costs per customer compared to other wireless providers through streamlined billing procedures, reduced customer care expenses, lower credit investigation costs and reduced bad debt; and

     - deploy our capital more efficiently by building our networks to cover only the urban and suburban areas of our markets where our potential customers live, work and play, while avoiding rural areas and corridors between distant markets.

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     We originally licensed the Cricket concept in December 1998 to Chase
Telecommunications, Inc., a company that we acquired in March 2000. Chase Telecommunications launched the Cricket service under an agreement that required the management of Chase Telecommunications to control the business until our acquisition received all necessary governmental approvals. We launched the Cricket service in several other markets during 2000.

     We have been designated under FCC rules to be eligible to hold C-Block and F-Block licenses. As a "designated entity" we can acquire these licenses, which many large incumbent wireless providers cannot hold, at generally attractive prices and terms. We acquired a number of C-Block and F-Block licenses in 1999 and 2000. We also have entered into definitive agreements to purchase other wireless licenses, and are considering the purchase of additional licenses in other U.S. markets. Our target markets generally are self-contained metropolitan communities in which our potential customers tend to live, work and play within one local urban and suburban area. These target communities are areas where roaming beyond the local area is less important and the Cricket low-cost, local-only service may be particularly attractive to potential customers.

     While our current emphasis is on our U.S.-based operations, we plan to focus our international efforts in markets primarily in the Americas where we believe the combination of unfulfilled demand and our attractive wireless service offerings will fuel rapid growth. In Mexico, we were a founding shareholder and have invested $100 million in Pegaso Telecomunicaciones, S.A. de
C. V., a joint venture with Grupo Pegaso. As of January 19, 2001, we owned 20.1% of Pegaso, which is deploying and operating the first 100% digital wireless communications network in Mexico. Pegaso holds wireless licenses generally in the 1900 MHz band to provide nationwide service covering all of Mexico, with approximately 99 million potential customers.

     On June 2, 2000, we completed the sale of our Chilean operating subsidiary, Smartcom, S.A., to Endesa, S.A., a Spanish utility company. Under the terms of our agreement with Endesa, Endesa purchased all of the outstanding capital stock of Smartcom from our subsidiary, Inversiones Leap Wireless Chile, S.A., and its designated shareholder nominee (who held one share of the Series A preferred stock of Smartcom in order to comply with Chilean law which requires two shareholders for each Chilean sociedad anonima) in exchange for gross consideration of approximately $381.5 million, consisting of cash, three promissory notes and the release of cash collateral. In addition, the sale of the Smartcom shares resulted in the removal of approximately $191.4 million of Smartcom liabilities from our consolidated balance sheet.

BUSINESS STRATEGY

     Our business strategy is to bring innovative wireless communications products and services to markets with strong growth potential in the U.S. and elsewhere in the Americas. Key elements of this strategy include:

     - Enhancing the Mass Market Appeal of Wireless Service. We are working to remove the price and complexity barriers that we believe have prevented many potential customers from using wireless service. We believe that large segments of the population do not use wireless service because they view wireless service as an expensive luxury item, believe they cannot control the cost of service, or find existing service plans too confusing. Our service plans are designed to offer appealing value in simple formats that customers can understand and for which they can budget.

     - Offering an Appealing Value Proposition. Specific service plans will differ among our operations and ventures; however, we strive to provide service offerings that combine high quality and advanced features with simplicity and attractive pricing to create a "high value/reasonable price" proposition and broaden the market for wireless services. These offerings include, for example, the Cricket flat rate service plan in the U.S. and such innovative features as a fully-functioning phone out-of-the-box and per-second billing in our Mexican operations.

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     - Controlling and Minimizing Costs. To become one of the lowest-cost providers in the wireless industry, we are deploying advanced network technology to minimize capital costs and streamlining marketing, distribution and back-office procedures.

     - Leveraging CDMA Technology. We are deploying state-of-the-art CDMA networks that provide higher capacity at a lower capital cost and can be easily upgraded to support enhanced capacity. We believe this enables us to operate superior networks that support rapid customer growth and high usage with lower costs per unit than other wireless carriers. In addition, we believe our CDMA networks will provide a better platform to expand into data and other services based on advances in second generation systems and on third generation digital technology in the future.

     - Expanding Our Service Through Acquisitions of Domestic Licenses. We intend to expand the Cricket service to selected metropolitan areas in the U.S. through the acquisition of additional wireless licenses. We believe that our designated entity status gives us opportunities that are not available to many of our larger competitors to acquire additional wireless licenses at generally attractive prices.

     - Investing Selectively in New Foreign Ventures. While our current emphasis is on our U.S.-based operations, we plan to selectively pursue wireless ventures in foreign markets with strong growth potential. When investing in foreign ventures, we generally seek investment partners that provide familiarity and marketing know-how in their local markets, financial and technical resources, an ability to facilitate development in a particular market, or other attributes that can contribute to a successful network-building enterprise. We expect to be actively involved in the operations of each foreign venture in which we participate. We seek to ensure that our strategic alliances will enable us to better prepare and equip our subsidiaries and ventures for successful development.
                           -------------------------

     Leap was formed as a Delaware corporation in June 1998 as a subsidiary of Qualcomm Incorporated. In September 1998, Qualcomm distributed all of the common stock of Leap to Qualcomm's stockholders as a taxable dividend, and Leap entered into various agreements with Qualcomm. Our executive offices are located at 10307 Pacific Center Court, San Diego, CA 92121. Our telephone number is (858) 882-6000.

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                                  RISK FACTORS

     An investment in the common stock offered in connection with this prospectus supplement and the accompanying prospectus involves a high degree of risk. In addition to the other information in this prospectus supplement and the accompanying prospectus, you should carefully consider the following risks before making an investment decision.

WE HAVE A LIMITED OPERATING HISTORY

     We have only operated as an independent company since September 1998. Because we are at an early stage of development, we face risks generally associated with establishing a new business enterprise. When considering our prospects, investors must consider the risks, expenses and difficulties encountered by companies in their early stages of development. These risks include possible disruptions and inefficiencies associated with rapid growth and workplace expansion, the difficulties associated with raising money to finance new enterprises and the difficulties of establishing a significant presence in highly competitive markets.

THE CRICKET BUSINESS STRATEGY IS UNPROVEN

     Our business strategy in the United States, marketed under the brand name Cricket, is to offer consumers a service plan that allows them to make and receive virtually unlimited local calls for a low, flat monthly rate. This strategy, which has been introduced in only a few markets, is a new approach to marketing wireless services and may not prove to be successful. Our marketing efforts may not draw the volume of customers necessary to sustain our business plan, our capital and operating costs may exceed planned levels, and we may be unable to compete effectively with landline and other wireless service providers in our markets. In addition, potential customers may perceive the Cricket service to be less appealing than other wireless plans, which offer more features and options, including the ability to roam outside of the home service area. If our business strategy proves to be successful, other wireless providers are likely to adopt similar pricing plans and marketing approaches. Should our competitors choose to adopt a strategy similar to the Cricket strategy, some of them may be able to price their services more aggressively or attract more customers because of their stronger market presence and geographic reach and their larger financial resources.

THE FCC'S DECISION THAT WE ARE QUALIFIED TO HOLD C-BLOCK AND F-BLOCK LICENSES IS SUBJECT TO REVIEW AND APPEAL

     Our business plan anticipates and depends primarily on our acquisition and operation of C-Block and F-Block licenses in the U.S. We believe that currently C-Block and F-Block licenses are generally more available and are less expensive to obtain than licenses in other FCC auction blocks, partly because a licensee may hold these licenses only if it qualifies as a "designated entity" under FCC rules.

     In July 1999, the FCC issued an opinion and order that found that we were entitled to acquire C-Block and F-Block licenses. The order approved our acquisition of the 36 C-Block licenses for which we were the highest bidder in the FCC's 1999 spectrum re-auction, and the transfer of three F-Block licenses from AirGate Wireless, L.L.C. to one of our subsidiaries which cover portions of North Carolina, in each case subject to the fulfillment of certain conditions. In October 1999, the FCC issued to us the 36 re-auctioned licenses. In addition, in March 2000, the FCC approved the transfer to us of 11 C-Block licenses from Chase Telecommunications and one F-Block license from PCS Devco. Subsequently, the FCC has approved the transfer to us of various other C-Block and F-Block licenses.

     The FCC's grants of our C-Block and F-Block licenses are subject to certain conditions. Each of the conditions imposed by the FCC in the opinion and order has been satisfied. We have a continuing obligation, during the designated entity holding period for our C-Block and F-Block licenses, to limit our debt to Qualcomm to 50% or less of our outstanding debt and to ensure that persons who are or were previously officers or directors of Qualcomm do not comprise a majority of our board of directors or a majority of our officers. If we fail to continue to meet any of the conditions imposed by the FCC or
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otherwise fail to maintain our qualification to own C-Block and F-Block licenses, that failure could have a material adverse effect on our business and financial condition.

     Various parties previously challenged our qualification to hold C-Block and F-Block licenses, which challenges were rejected in the FCC's July 1999 order. One of these parties, a wireless operating company, requested that the FCC review its order, as well as the order consenting to the transfer of licenses to us from Chase Telecommunications and PCS Devco. That wireless operating company also has opposed all of our subsequent assignment or transfer applications at the FCC. In July 2000, the FCC affirmed its July 1999 order as well as the order consenting to the transfer of licenses to us from Chase Telecommunications and PCS Devco, and the wireless operating company subsequently appealed the FCC's decision with the Court of Appeal for the D.C. Circuit, which appeal is currently pending. Further judicial review of the FCC's orders granting us licenses is possible. In addition, licenses awarded to us at auction may be subject to the outcome of pending judicial proceedings by parties challenging the auction process or the FCC's decision or authority to auction or re-auction certain C-Block and F-Block licenses. We may also be affected by other pending or future FCC, legislative or judicial proceedings that generally affect the rules governing C-Block and F-Block licensees or other designated entities. For example, recent FCC rules changes have made it easier for large companies to acquire C-Block and F-Block licenses at auction and in the aftermarket.

     We may not prevail in connection with any such appeals or proceedings. If the FCC determines that we are not qualified to hold C-Block or F-Block licenses, it could take the position that some or all of our licenses should be divested, cancelled or re-auctioned, or that we should pay certain financial penalties.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES

     Leap experienced net losses of approximately $177.8 million (excluding the gain on the sale of Smartcom, net of related taxes and foreign currency impact) in the nine months ended September 30, 2000, $75.8 million in the transition period from September 1, 1999 to December 31, 1999, $164.6 million in the year ended August 31, 1999, $46.7 million in the year ended August 31, 1998 and $5.2 million in the year ended August 31, 1997. According to generally accepted accounting principles, Leap must recognize some or all of its subsidiaries' losses. These losses are likely to be significant for the next several years as we launch service in new markets and seek to increase our customer bases in new and existing markets. We may not generate profits in the short term or at all. If we fail to achieve profitability, that failure could have a negative effect on the market value of our common stock.

LEAP MAY FAIL TO RAISE REQUIRED CAPITAL

     We require significant additional capital to build-out and operate planned networks and for general working capital needs. We also require additional capital to invest in any new wireless opportunities, including capital for license acquisition costs. Capital markets have recently been volatile and uncertain. These markets may not improve, and we may not be able to access these markets to raise additional capital. Developing companies in emerging markets such as Latin America have found it particularly difficult to raise capital. If we fail to obtain required new financing, that failure would have a material adverse effect on our business and our financial condition. For example, if we are unable to access capital markets, we may have to restrict our activities or sell our interests in licenses, or in one or more of our subsidiaries or other ventures, earlier than planned or at a "distressed sale" price.

WE FACE SIGNIFICANT COMPETITION

     The wireless telecommunications industry generally is very competitive and competition is increasing. Unlike many wireless providers, we also intend to compete directly with landline service providers in the telecommunications industry. Many competitors have substantially greater resources than we have, and we may not be able to compete successfully. Some competitors have announced rate plans substantially

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similar to the Cricket service plan in advance of our planned launches in new markets. These competitive plans could adversely affect our ability to maintain our pricing, market penetration and customer retention.

     In the U.S., we will compete directly with other wireless providers and traditional landline carriers in each of our markets, many of whom have greater resources than we do and entered the market before us. A few of our competitors operate wireless telecommunications networks covering most of the U.S. Competitors' earlier entry and broader presence in the U.S. telecommunications market may have a negative effect on our ability to successfully implement our strategy. Furthermore, the FCC is actively pursuing policies designed to increase the number of wireless competitors in each of our markets. The FCC will soon auction licenses that will authorize the entry of two additional wireless providers in each market. In addition, other wireless providers in the U.S. could attempt to implement our domestic strategy of providing unlimited local service at a low, flat monthly rate if our strategy proves successful. The landline services with which we will compete are already used by some of our potential customers, and we may not be successful in our efforts to persuade potential customers to adopt our wireless service in addition to, or in replacement of, their current landline service.

     Although the deployment of advanced telecommunications services is in its early stages in many developing countries, we believe competition is increasing as businesses and foreign governments realize the market potential of telecommunications services. In Mexico, a number of international telecommunications companies, including Verizon, AT&T, MCI, Motorola, Nextel and SBC, as well as local competitors such as Telmex and other Mexican telecommunications companies, continue to actively engage in developing telecommunications services. Pegaso also competes against landline carriers, including government-owned telephone companies. We also expect the prices that Pegaso may charge for its products and services in some regions will decline over the next few years as competition increases in its markets. Our competitors in Mexico have greater financial resources and more established operations than Pegaso. Pegaso is at an early stage of development and may not be able to compete successfully.

     We compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. These technologies may have advantages over the technology we use and may ultimately be more attractive to customers. We may compete in the future with companies who offer new technologies and market other services, including cable television access, landline telephone service and Internet access, that we do not currently intend to market. Some of our competitors offer these other services together with their wireless communications service, which may make their services more attractive to customers. In addition, we expect that, over time, providers of wireless communications services will compete more directly with providers of traditional landline telephone services as do we, energy companies, utility companies and cable operators who expand their services to offer communications services.

YOUR OWNERSHIP INTEREST IN LEAP WILL BE DILUTED UPON ISSUANCE OF SHARES WE HAVE RESERVED FOR FUTURE ISSUANCE

     On January 15, 2001, 28,443,969 shares of our common stock were outstanding, and 17,959,360 additional shares of our common stock were reserved for issuance. The issuance of these additional shares will reduce your percentage ownership in Leap.

     The following shares were reserved for issuance as of January 15, 2001:

     - 3,375,000 shares reserved for issuance upon exercise of a warrant issued to Qualcomm in connection with the spin-off of Leap, which is exercisable in whole or in part at any time between now and September 2008;

     - 7,461,395 shares reserved for issuance upon the exercise of options or awards granted or available for grant to employees, officers, directors and consultants under Leap's equity incentive plans;

     - 3,002,085 shares reserved for issuance upon exercise of options to purchase Leap common stock granted to holders of Qualcomm options in connection with the distribution of Leap's common stock to the stockholders of Qualcomm;
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     - 302,862 shares reserved for issuance upon consummation of our pending acquisitions of wireless licenses in Utica, New York, and Visalia, California, and up to 785,598 shares (subject to certain adjustments based upon changes in the market value of wireless licenses) reserved for issuance in connection with our pending acquisition of wireless licenses in Buffalo and Syracuse, New York, all of which acquisitions are subject to FCC approval and other conditions;

     - 202,566 shares of common stock reserved for issuance upon exercise of a warrant held by Chase Telecommunications Holdings, Inc.; and

     - 2,829,854 shares of common stock reserved for issuance upon exercise of the warrants issued in connection with our February 2000 units offering.

     We have also committed to issue $9 million of our common stock in a license acquisition transaction, with the exact number of shares to be set at the closing of the license acquisition. Under certain circumstances, the number of shares to be issued in connection with our acquisitions of wireless licenses is subject to change based on the value of wireless licenses and the market price of our common stock at the time of the closing of the acquisition.

     In addition, under the common stock purchase agreement we entered into with Acqua Wellington in December 2000, we may, at our discretion, sell from time to time over the succeeding 28 month period to Acqua Wellington up to $250 million of our common stock at a small discount to the then current market price, ranging from 4.0% to 5.5% depending on our market capitalization at the time of the draw. Under certain circumstances, the total sales under the common stock purchase agreement may exceed $250 million.

     Dilution of the outstanding number of shares of our common stock could adversely affect prevailing market prices for our common stock and our ability to raise capital through an offering of equity securities.

     We have agreed to file registration statements to register for resale up to 1,088,460 shares reserved for issuance upon consummation of our pending acquisitions of wireless licenses, plus an additional $9 million of shares of our common stock in connection with a license acquisition, with the exact number of shares to be set at the closing of the license acquisition. Under certain circumstances, the number of shares for which registration rights have been granted is subject to change based on the value of wireless licenses and the market price of our common stock at the time of the closing of the transactions pursuant to which the shares to be registered are issued.

HIGH LEVELS OF DEBT COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION

     We have obtained and expect to continue to obtain much of our required capital through debt financing. A substantial portion of the debt financing, including all of our vendor financing, bears or is likely to bear interest at a variable rate, exposing us to interest rate risk.

     Our high leverage could have important consequences, including the following:

     - our ability to obtain additional financing may be impaired;

     - a substantial portion of our future cash flows from operations must be dedicated to the servicing of our debt, thus reducing the funds available for operations and investments;

     - our leverage may reduce our ability to adjust rapidly to changing market conditions and may make us more vulnerable to future downturns in the general economy; and

     - high levels of debt may reduce the value of stockholders' investments in Leap because debt holders have priority regarding our assets in the event of a bankruptcy or liquidation.

     We may not have sufficient future cash flows to meet our debt payments or may not be able to refinance any of our debt at maturity. We also face additional risks with respect to our financing arrangements with vendors. These equipment financings depend on meeting planned levels of performance such as meeting specific target levels for potential and actual customers. If we fail to meet performance

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requirements, our equipment financing may be restricted or cancelled. In addition, our vendors have a right and may choose to sell outstanding debt under our vendor financing agreements to third parties at a discount. Such sales could affect the prices at which our outstanding notes trade and could adversely affect the market's perception of Leap's creditworthiness.

OUR DEBT INSTRUMENTS CONTAIN PROVISIONS AND REQUIREMENTS THAT COULD LIMIT OUR ABILITY TO PURSUE BORROWING OPPORTUNITIES

     The restrictions contained in the indenture governing the notes issued in our February 2000 units offering, and the restrictions contained in the senior debt of our subsidiaries, may limit our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, if needed, and engage in opportunistic transactions, such as the acquisition of wireless licenses. Such senior debt, among other things, restricts our ability and the ability of our subsidiaries and our future subsidiaries to do the following:

     - create liens;

     - make certain payments, including payments of dividends and distributions in respect of capital stock;

     - consolidate, merge and sell assets;

     - engage in certain transactions with affiliates; and

     - fundamentally change our business.

     In addition, such senior debt requires us to maintain certain ratios, including:

     - leverage ratios;

     - interest coverage ratios; and

     - fixed charges ratios;

and to satisfy certain tests, including tests relating to:

     - minimum covered population in order to incur additional indebtedness; and

     - minimum number of subscribers to our services in order to incur additional indebtedness.

     We may not satisfy the financial ratios and tests under our senior debt due to events that are beyond our control. If we fail to satisfy any of the financial ratios and tests, we could be in default under our senior debt or may be limited in our ability to access additional funds under our senior debt, which could result in our being unable to make payments on our outstanding notes.

ADVERSE REGULATORY CHANGES COULD IMPAIR OUR ABILITY TO MAINTAIN EXISTING LICENSES AND OBTAIN NEW LICENSES

     We must maintain our existing telecommunications licenses and those we acquire in the future to continue offering wireless telecommunications services. Changes in regulations or failure to comply with the terms of a license or failure to have the license renewed could result in a loss of the license, penalties and fines. For example, we could lose a license if we fail to construct or operate a wireless network as required by the license. If we lose a license, that loss could have a material adverse effect on our business and financial condition.

     State regulatory agencies, the FCC, the U.S. Congress, the courts and other governmental bodies regulate the operation of wireless telecommunications systems and the use of licenses in the U.S. The FCC, Congress, the courts or other federal, state or local bodies having jurisdiction over our operating companies may take actions that could have a material adverse effect on our business and financial condition.

     The FCC commenced a reauction of some C-Block and F-Block licenses in December 2000. In response to the requests of a number of large carriers, including SBC Communications, Nextel Communications, BellSouth Corporation, Verizon Wireless and AT&T Wireless, the FCC subdivided each of the C-Block licenses subject to reauction into three 10 MHz licenses. For this reauction, the FCC also subdivided the BTA service areas to which Entrepreneur's Block eligibility restrictions would continue to apply into two tiers according to population. In so-called "Tier 1" BTAs, service areas with a population equal to or greater than 2.5 million, the FCC has removed all eligibility restrictions on two of the newly-created 10 MHz C-Block licenses, and will sell them in open bidding to any entity that purchases them, no matter how large. In these Tier 1 BTAs, one 10 MHz C-Block license remains subject to a closed bidding process, such that only entities meeting Entrepreneur's Block eligibility requirements are permitted to bid. In Tier 2 BTAs, service areas with a population less than
2.5 million, two of the 10 MHz C-Block licenses remain subject to C-Block and F-Block eligibility rules and thus reserved for closed bidding by designated entities, while one 10 MHz C-Block license is sold at open bidding. Several 15 MHz C-Block licenses and a number of F-Block licenses are also being sold at open bidding, such that previous C-Block and F-Block eligibility requirements no longer apply.

     The FCC's recent actions taken in connection with the December reauction represent a compromise that makes some additional spectrum available to large carriers, but also continues to preserve C-Block and F-Block spectrum for designated entities. The FCC's C-Block and F-Block rules, as well as actions taken in connection with previous C-Block auctions and reauctions, remain subject to pending FCC and judicial proceedings. Continuing changes to the C-Block and F-Block rules could, among other things, affect licenses available at FCC auction and in the aftermarket. Such rule changes could have a material adverse effect on our business and financial condition, including our ability to continue acquiring C-Block and F-Block licenses.

     Foreign governmental authorities regulate the operation of wireless telecommunications systems and the use of licenses in the foreign countries in which we operate. In some cases, the regulatory authorities also operate our competitors. Changes in the current regulatory environment of these markets could have a negative effect on us. In addition, the regulatory frameworks in some of these countries are relatively new, and the interpretation of regulations is uncertain.

     We believe that the process of acquiring new telecommunications licenses will be highly competitive. If we are not able to obtain new licenses, or cannot otherwise participate in companies that obtain new licenses, our ability to expand our operations would be limited.

WE HAVE ENCOUNTERED RELIABILITY PROBLEMS DURING THE INITIAL DEPLOYMENT OF OUR NETWORKS

     As is typical with newly-constructed networks, we have experienced reliability problems with respect to network infrastructure equipment in our initial years of operation. We are working with equipment suppliers to address these problems. Chase Telecommunications has replaced the majority of its network infrastructure in Chattanooga with equipment from a different vendor that we believe is better suited to the high usage patterns of the Cricket service. Replacing system components requires significant expenditures and diverts management's attention from other matters. If our network infrastructure equipment ultimately fails to perform as expected, that failure could have a material adverse effect on our business and financial condition.

WE MAY EXPERIENCE DIFFICULTIES IN CONSTRUCTING AND OPERATING OUR
TELECOMMUNICATIONS NETWORKS

     We will need to construct new telecommunications networks and expand existing networks. We will heavily depend on suppliers and contractors to successfully complete these complex construction projects. We may experience quality deficiencies, cost overruns and delays on these construction projects, including deficiencies, overruns and delays not within our control or the control of our contractors. We also will depend on third parties not under our control or the control of our contractors to provide backhaul and interconnection facilities on a timely basis. In addition, the construction of new telecommunications networks requires the receipt of permits and approvals from numerous governmental bodies including municipalities and zoning boards. Failure to receive these approvals in a timely fashion can delay system rollouts and can raise the costs of completing construction projects. Pegaso's launch of commercial service in Mexico City was delayed several months due to delays in obtaining the required permits from local authorities for cell site construction and some planned 2000 launches have been delayed. Some of our planned Cricket launches were delayed and launched with fewer cell sites and therefore reduced coverage, as well.

     We may not complete construction projects within budget or on a timely basis. A failure to satisfactorily complete construction projects could jeopardize wireless licenses and customer contracts. As a result, a failure of this type could have a material adverse effect on our business and financial condition.

     Even if we complete construction in a timely and cost effective manner, we will also face challenges in managing and operating our telecommunications systems. These challenges include operating and maintaining the telecommunications operating equipment and managing the sales, advertising, customer support, billing and collection functions of the business. Our failure in any of these areas could undermine customer satisfaction, increase customer turnover, reduce revenues and otherwise have a material adverse effect on our business and financial condition.

IF WE EXPERIENCE A HIGH RATE OF CUSTOMER TURNOVER, OUR COSTS COULD INCREASE

     Many providers in the U.S. personal communications services, or PCS, industry have experienced a high rate of customer turnover as compared to cellular industry averages. In September 2000, our rate of customer turnover was approximately 5.3%, down from over 7% in May 2000. The rate of customer turnover may be the result of several factors, including limited network coverage, reliability issues such as blocked or dropped calls, handset problems, inability to roam onto cellular networks, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. In some markets, our competitors have chosen to provide a service plan with pricing similar to the Cricket service, and these competitive factors could also cause increased customer turnover. A high rate of customer turnover could reduce revenues and increase marketing costs in order to attract the minimum number of replacement customers required to sustain our business plan, which, in turn, could have a material adverse effect on our business and financial condition.

CALL VOLUME UNDER CRICKET FLAT PRICE PLANS COULD EXCEED THE CAPACITY OF OUR WIRELESS NETWORKS

     Our Cricket strategy in the U.S. is to offer consumers a service plan that allows them to make virtually unlimited local calls for a low, flat monthly rate. Our business plans for this strategy assume that Cricket customers will use their wireless phones for substantially more minutes per month than customers who purchase service from other providers under more traditional plans. We intend to design our U.S. networks to accommodate the expected high call volume. Although we believe CDMA-based networks will be well suited to support high call volumes, if wireless use by Cricket customers exceeds the capacity of our future networks, service quality may suffer, and we may be forced to raise the price of Cricket service to reduce volume or otherwise limit the number of new customers. If our planned networks cannot handle the call volumes they experience, our competitive position and business prospects in the U.S. could be materially adversely affected.

RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS COULD ADVERSELY AFFECT OUR BUSINESS

     We face many risks from our international activities. Pegaso in Mexico largely depends on the Mexican economy. The Mexican market is subject to rapid fluctuations in currency exchange rates, consumer prices, inflation, employment levels and gross domestic product.

     Mexico's currency and financial markets continue to experience volatility. The impact on the Mexican economy of the economic crisis that began in Asia and then spread to Eastern Europe and Brazil has affected the ability of Mexican companies to access the capital markets. The ability of Mexican companies to access the capital markets may not improve and may deteriorate further in the future. The economy of

Mexico historically is affected by fluctuations in the price of oil and petroleum products. Fluctuations in the prices of these products and continuing political tensions in Mexico could negatively impact our prospects in Mexico.

     In addition, foreign laws and courts govern many of the agreements of Pegaso. Other parties may breach or may make it difficult to enforce these agreements.

OUR RESULTS OF OPERATIONS MAY BE HARMED BY FOREIGN CURRENCY FLUCTUATIONS

     We are exposed to risk from fluctuations in foreign currency rates, which could impact our results of operations and financial condition. Although we report our financial statements in U.S. dollars, Pegaso reports its results in Mexican pesos. Consequently, fluctuations in currency exchange rates between the U.S. dollar and the applicable local currency will affect our results of operations as well as the value of our ownership interest in Pegaso and other future foreign ventures. We do not currently hedge against foreign currency exchange rate risks.

     Generally, our international ventures generate revenues that are paid in their local currency. However, many of these ventures' major contracts, including financing agreements and contracts with equipment suppliers, are denominated in U.S. dollars. As a result, a significant change in the value of the U.S. dollar against the national currency of an international venture could significantly increase the venture's expenses and could have a material adverse effect on our business and financial condition. For example, our international ventures may be unable to satisfy their obligations under equipment supply agreements denominated in U.S. dollars in the event of currency devaluations. In some developing countries, including Mexico, significant currency devaluations relative to the U.S. dollar have occurred and may occur again in the future. In such circumstances, Leap and its international ventures may experience economic loss with respect to the collectability of payments from their business partners and customers and the recoverability of their investments.

THE TECHNOLOGIES THAT WE USE MAY BECOME OBSOLETE, WHICH WOULD LIMIT OUR ABILITY TO COMPETE EFFECTIVELY

     We have employed digital wireless communications technology based on CDMA technology. We are required under an agreement entered into with Qualcomm in connection with our spin-off to use only cdmaOne systems in international operations through January 2004. Other digital technologies may ultimately prove to have greater capacity or features and be of higher quality than CDMA. If another technology becomes the preferred industry standard in any of the countries in which we operate, we may be at a competitive disadvantage, and competitive pressures may require us to change our digital technology at substantial cost. We may not be able to respond to those pressures or implement new technology on a timely basis, or at an acceptable cost. If CDMA technology becomes obsolete at some time in the future, and we are unable to effect a cost-effective migration path, it could materially and adversely affect our business and financial condition.

IF WIRELESS HANDSETS POSE HEALTH AND SAFETY RISKS, WE MAY BE SUBJECT TO NEW REGULATIONS, AND DEMAND FOR OUR SERVICES MAY DECREASE

     Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, which would decrease demand for our services. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids and other medical devices. There also are some safety risks associated with the use of wireless handsets while driving. Concerns over these safety risks and the effect of any legislation that may be adopted in response to these risks could limit our ability to market and sell our wireless service.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS

     We believe our success depends on the contributions of a number of our key personnel. These key personnel include Harvey P. White, Chairman of the Board and Chief Executive Officer of Leap, and Susan G. Swenson, President and Chief Operating Officer of Leap and Chief Executive Officer of our Cricket Communications subsidiary. If we lose the services of key personnel, that loss could materially harm our business. We do not maintain "key person" life insurance on any employee.

OUR STOCK PRICE IS VOLATILE

     The stock market in general, and the stock prices of telecommunications companies and other technology-based companies in particular, have experienced significant volatility that often has been unrelated to the operating performance of any specific public companies. The market price of Leap common stock has fluctuated widely in the past quarter and calendar year and is likely to continue to fluctuate in the future. Factors that may have a significant impact on the market price of Leap common stock include:

     - future announcements concerning Leap or its competitors, including the announcement of joint development efforts;

     - changes in the prospects of our business partners or equipment suppliers;

     - delays in the construction of planned Cricket networks and in general implementation of our business plan;

     - failure to achieve planned levels of subscriber growth and other operating targets;

     - quality deficiencies in our networks;

     - results of technological innovations;

     - government regulation, including the FCC's review of our acquisition of wireless licenses;

     - changes in recommendations of securities analysts and rumors that may be circulated about Leap or its competitors; and

     - public perception of risks associated with our international operations.

     Our future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Shortfalls in our revenues, earnings or subscriber growth or delays in network build-out in any given period relative to the levels and schedule expected by securities analysts could immediately, significantly and adversely affect the trading price of Leap common stock. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against the subject company. Litigation of this type could result in substantial costs and a diversion of our management's attention and resources which could, in turn, have a material adverse effect on our business and financial condition.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future. The terms of the indenture governing the notes issued in our February 2000 units offering restrict our ability to declare or pay dividends. We intend to retain future earnings to fund our growth. Accordingly, you will not receive a return on your investment in our common stock through the payment of dividends in the foreseeable future and may not realize a return on your investment even if you sell your shares. Any future payment of dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects.

A DETERMINATION THAT LEAP IS AN INVESTMENT COMPANY COULD ADVERSELY AFFECT OUR BUSINESS

     Our ownership interest in Pegaso was 20.1% as of January 19, 2001, and we expect that future investments in ventures will include ownership interests of less than 50% and that our interests will vary over time as the ventures raise additional capital. As a result, we could be subject to the registration requirements of the Investment Company Act of 1940. The Investment Company Act of 1940 requires registration of companies that engage primarily in the business of investing in stock. Because we intend to actively participate in the business operations of our subsidiaries and other ventures, we do not believe that we are primarily engaged in the business of investing in stock. We intend to monitor and adjust our interests in our ventures to the extent practical to avoid being subject to the Investment Company Act of 1940. If we must register as an investment company under the Investment Company Act of 1940, compliance with these regulations will negatively impact our business.

WE HAVE IMPLEMENTED OR ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT OR DELAY AN ACQUISITION OF LEAP THAT IS BENEFICIAL TO OUR STOCKHOLDERS

     Our charter and bylaws could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our charter and bylaw provisions could diminish the opportunities for a stockholder to participate in tender offers. The charter and bylaws may also restrain volatility in the market price of our common stock resulting from takeover attempts. In addition, our board of directors may issue preferred stock that could have the effect of delaying or preventing a change in control of Leap. The issuance of preferred stock could also negatively affect the voting power of holders of our common stock. The provisions of the charter and bylaws may have the effect of discouraging or preventing an acquisition of Leap or a sale of our businesses. In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

     We have adopted a rights plan that could discourage, delay or prevent an acquisition of Leap at a premium price. The rights plan provides for preferred stock purchase rights attached to each share of our common stock which will cause substantial dilution to a person or group acquiring 15% or more of our stock if the acquisition is not approved by our board of directors.

     The transfer restrictions imposed on the U.S. wireless licenses we own also adversely affect the ability of third parties to acquire us. Our licenses may only be transferred with prior approval by the FCC. In addition, we are prohibited from voluntarily assigning or transferring control of our C-Block and F-Block licenses for five years after grant date except to assignees or transferees that satisfy the financial criteria established by the FCC for designated entities, unless we have met the first network buildout deadline applicable to such license. Accordingly, the number of potential transferees of our licenses is limited, and any acquisition, merger or other business combination involving us would be subject to regulatory approval.

     In addition, the documents governing our indebtedness contain limitations on our ability to enter into a change of control transaction. Under these documents, the occurrence of a change of control transaction, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the indebtedness.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain and incorporate by reference forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Leap, including, among other things:

     - changes in the economic conditions of the various markets our operating companies serve which could adversely affect the market for wireless services;

     - our ability to access capital markets;

     - our ability to rollout networks in accordance with our plans, including receiving equipment and backhaul and interconnection facilities on schedule from third parties;

     - failure of network systems to perform according to expectations;

     - the effect of competition;

     - the acceptance of our product offering by our target customers;

     - our ability to retain customers;

     - our ability to maintain our cost, market penetration and pricing structure in the face of competition;

     - uncertainties relating to negotiating and executing definitive agreements and the ability to close pending asset acquisitions and dispositions;

     - technological challenges in developing wireless data services and customer acceptance of such services if developed; and

     - rulings by courts or the FCC adversely affecting our rights to own and/or operate certain wireless licenses.

     You can identify these forward-looking statements by forward-looking words such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" and similar expressions in this prospectus supplement and the accompanying prospectus.

     We have described other risks concerning Leap elsewhere in this prospectus supplement under the heading "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement and the accompanying prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     We anticipate our net proceeds from the sale of our common stock in this offering to be approximately $54.9 million after deducting estimated offering expenses of approximately $50,000. We expect to use the net proceeds of this offering to supplement current funds available for acquisitions and wireless license purchases and for general corporate purposes including, but not limited to, future working capital needs.

                              PLAN OF DISTRIBUTION

     We are offering an aggregate of 1,564,336 shares of our common stock directly to Acqua Wellington pursuant to this prospectus supplement at an average purchase price of $35.1587 per share.

     We have entered into a common stock purchase agreement with Acqua Wellington pursuant to which Acqua Wellington is committed to purchase up to $250 million of our common stock over the term of the purchase agreement. From time to time over the 28 month period beginning in December 2000 and ending in April 2003, and at our sole discretion, we may present Acqua Wellington with draw down notices constituting offers to purchase our common stock over 18 consecutive trading days or such other number as agreed upon by us and Acqua Wellington. Under the purchase agreement, we are able to present Acqua Wellington with up to 24 draw down notices during the term of the agreement, with a minimum of five trading days required between each draw down period. Under certain circumstances, the total sales under the common stock purchase agreement may exceed $250 million.

     Once presented with a draw down notice, Acqua Wellington is required to purchase a pro rata portion of the shares on each trading day during the trading period on which the daily volume weighted average price for our common stock exceeds a threshold price determined by us and set forth in the draw down notice. The per share purchase price for these shares equals the daily volume weighted average price of our common stock on each date during the draw down period on which shares are purchased, less a discount ranging from 4.0% to 5.5% based on our market capitalization at the start of the draw down period. If the daily volume weighted average price of our common stock falls below the threshold price on any trading day during a draw down period, the purchase agreement provides that Acqua Wellington will not be required to purchase the pro-rata potion of shares of our common stock allocated to that day. However, at its election, Acqua Wellington may purchase the pro-rata portion of shares allocated to that day at the threshold price less the discount described above.

     In addition, from time to time and at our sole discretion, we may grant Acqua Wellington a call option to purchase additional shares of our common stock in an amount worth up to the applicable draw down amount being sold by us in such draw down period. Upon Acqua Wellington's exercise of the call option, we will issue and sell the shares of our common stock subject to the call option at a price equal to the greater of the daily volume weighted average price of our common stock on the day Acqua Wellington notifies us of its election to exercise its call option or the threshold price of our common stock, less a discount ranging from 4.0% to 5.5% based on our market capitalization at the beginning of the applicable draw down period.

     The common stock offered by this prospectus supplement may be sold from time to time by Acqua Wellington, by a broker-dealer or by pledgees, donees, transferees or other successors in interest of Acqua Wellington. Such sales may be made on the Nasdaq National Market at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated private transactions, or in a combination of these methods. Acqua Wellington will pay all commissions and certain other expenses associated with the sale of the common stock it acquires pursuant to the common stock purchase agreement. In effecting sales, any broker-dealer engaged by Acqua Wellington may arrange for other broker-dealers to participate.

     Acqua Wellington may also sell its shares of our common stock under Rule 144 instead of under this prospectus supplement, if Rule 144 is available for those sales.

     The common stock may be sold in one or more of the following manners:

     - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer for its account under this prospectus supplement;

     - short sales;

     - through the writing of options on the shares;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

     - a combination of any such methods of sale.

     Acqua Wellington is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, in connection with its sale of the shares purchased from us described in this prospectus supplement. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the shares may also be deemed to be underwriters. These broker-dealers may receive commissions, discounts or other concessions from Acqua Wellington in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common stock as a principal by such broker-dealer and any commissions received by such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act.

     Acqua Wellington and any other persons participating in the sale or distribution of the shares offered by this prospectus supplement will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including without limitation, Rule 10b-5 and Regulation M. These rules and regulations may limit the timing of purchases and sales of any of the shares by Acqua Wellington or any other person participating in the sale or distribution of the shares offered by this prospectus supplement. Under these rules and regulations, Acqua Wellington and any other persons participating in the sale or distribution:

     - may not engage in any stabilization activity in connection with our securities;

     - must furnish each broker that offers shares of our common stock covered by this prospectus supplement with the number of copies of this prospectus supplement and the accompanying prospectus that are required by each broker; and

     - may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

These restrictions may affect the marketability of the shares.

     Acqua Wellington has the right to sell that number of shares of our common stock equal in number to the number of shares to be purchased during the term of the purchase agreement. Acqua Wellington has agreed that prior to and during the term of the purchase agreement and for a period of three months after any termination of the purchase agreement, neither Acqua Wellington nor any of its affiliates nor any entity managed by Acqua Wellington will ever sell any of our securities (including, without limitation, any grant of any option to purchase or acquire any right to dispose or otherwise dispose for value, any shares of common stock or any securities convertible into, or exchangeable for, or warrants to purchase any shares of common stock or any swap, short sale, hedge or other agreement that transfers, in whole or in part, the economic risk of ownership of the common stock) or be in a short position with respect to shares of our common stock in any account directly or indirectly managed by Acqua Wellington, or any affiliates of Acqua Wellington, or any entity managed by Acqua Wellington, except that during the term of the purchase agreement, Acqua Wellington will have the right to sell the shares that it has purchased or has accumulated for purchase during each trading day of a draw down period pursuant to the terms and conditions described in the purchase agreement or any other similar agreement between us and Acqua Wellington. In addition, Acqua Wellington has agreed to restrict, on a daily trading day basis, the volume of sales of shares of our common stock by Acqua Wellington, its affiliates and any entity managed by Acqua Wellington to no more than 30% of the total trading volume of our common stock, as reported on Bloomberg Financial LP for that trading day.

     We have agreed to indemnify and hold harmless Acqua Wellington against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference in the registration statement of which this prospectus supplement and the accompanying prospectus form a part, or any omission or alleged omission to state in the registration statement or any document incorporated by reference in the registration statement, a material fact required to be stated therein or necessary to make the statements therein not misleading, unless made or omitted in reliance upon written information provided to us by Acqua Wellington. We have also agreed to reimburse Acqua Wellington for certain expenses it has incurred and will incur in connection with the purchase agreement, including the negotiation and execution of the agreement.

     We have agreed to bear the expenses incident to the registration of the shares, other than selling discounts and commissions. These expenses are estimated to be $50,000.

                        DESCRIPTION OF LEAP COMMON STOCK

     The following description of our common stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and our bylaws. For information on obtaining a copy of our certificate of incorporation and bylaws, see the section of this prospectus supplement or the accompanying prospectus captioned "Where You Can Find More Information."

     Under our charter, the total number of shares of all classes of stock that we have authority to issue is 310,000,000, consisting of 10,000,000 shares of preferred stock and 300,000,000 shares of common stock. As of January 15, 2001, we had 28,443,969 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

     The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders. The holders of our common stock possess all voting power, except as otherwise required by law or provided in any resolution adopted by our board of directors regarding any series of preferred stock. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be designated by our board, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from available funds and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to the holders. The terms of the indenture governing the notes issued in our February 2000 units offering restrict our ability to declare or pay dividends.

WARRANTS

     In connection with the spin-off of Leap from Qualcomm, we issued a warrant to purchase 5,500,000 shares of our common stock to Qualcomm at an exercise price of approximately $6.11 per share. In March 1999, in exchange for consideration valued at $5.4 million, Qualcomm agreed to amend the warrant to reduce the number of shares which may be acquired upon exercise to 4,500,000. The warrant is exercisable during the 10 years following the spin-off of Leap. The warrant provides that Qualcomm may not exercise the warrant if, as a result, Qualcomm, together with its officers and directors, would own equity securities of Leap in an amount that would disqualify Leap from being a "designated entity" under FCC rules. As of January 19, 2001, Qualcomm had received 1,015,700 shares of our common stock upon exercising portions of the warrant and had surrendered rights to purchase 109,300 shares in partial payment of the exercise price. The remaining number of shares which may be acquired upon exercise of the warrant is 3,375,000.

     The warrant issued to Qualcomm includes three types of registration rights which require Leap to register the shares of Leap common stock issuable upon exercise of the warrant. First, the warrant provides for a one-time "demand" registration right which permits Qualcomm to require Leap to register a minimum of $5 million of Leap common stock issuable upon exercise of the warrant. Second, the warrant provides for "piggyback" registration rights which require Leap to notify Qualcomm of its intention to register shares of Leap common stock with the SEC and, upon request, to include Qualcomm's shares issuable upon exercise of the warrant in the registration. If Qualcomm exercises its piggyback or demand registration rights and the offering is underwritten, the shares to be registered may be reduced by the underwriters based on market conditions. However, the shares to be registered may be reduced to no less than 30% of the shares requested to be registered. The registration rights in the warrant may be assigned by Qualcomm with any transfer of the warrant. Third, the warrant provides for "Form S-3" registration rights which generally permit Qualcomm to require Leap to register a minimum of $5 million of shares issuable upon exercise of the warrant if Form S-3, a short-form registration statement, is available for the proposed registration. We will be able to suspend the effectiveness of such registration statement under certain circumstances.

     In connection with our February 2000 units offering, we issued warrants to purchase an aggregate of 2,829,854 shares of our common stock. The terms and conditions of the warrants issued in the senior unit and senior discount unit offerings are more fully described in the warrant agreement for those warrants,
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

which is filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus form a part. Qualcomm, which purchased units in the offering, holds 308,000 of such warrants, which are exercisable on or after February 23, 2001 for 770,924 shares of our common stock, at an exercise price of $96.80 per share.

     In connection with our acquisition of Chase Telecommunications in March 2000, we issued a warrant to Chase Telecommunications Holdings to purchase 643,068 shares of the common stock of our subsidiary, Cricket Communications Holdings, for an aggregate warrant exercise price of $1,000,000. In connection with the June 2000 merger of Cricket Communications Holdings into a wholly owned subsidiary of ours, the warrant was converted into the right to purchase an aggregate of 202,566 shares of Leap common stock at an exercise price of $4.9367 per share. The aggregate warrant exercise price of $1,000,000 remains unchanged.

                                 LEGAL MATTERS

     Latham & Watkins in San Diego, California will pass upon the validity of the common stock offered under this prospectus supplement and certain other legal matters.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of Leap Wireless International, Inc. for the fiscal year ended August 31, 1999, as amended, and the Transition Report on Form 10-K of Leap Wireless International, Inc. for the period from September 1, 1999 to December 31, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The audited historical consolidated financial statements of Chase Telecommunications Holdings, Inc. included on page 7 of Leap Wireless International, Inc.'s Current Report on Form 8-K/A Amendment No. 1 dated March 17, 2000 (which contains an explanatory paragraph relating to the Company's sale of substantially all of its assets as described in Note 1 to the consolidated financial statements) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from June 24, 1998 (inception) to December 31, 1998 of Pegaso Telecomunicaciones, S.A. de C.V. incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K/A Amendment No. 2 of Leap Wireless International, Inc. for the year ended August 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus supplement and the accompanying prospectus the following documents listed below in addition to the documents and information contained under the heading "Where You Can Find More Information" on page 4 of the accompanying prospectus:

     - Our Transition Report on Form 10-K for the transition period from September 1, 1999 to December 31, 1999 filed with the SEC on October 30, 2000;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 filed with the SEC on November 14, 2000 and Amendment No. 1 thereto filed on Form 10-Q/A with the SEC on November 22, 2000;

     - Our Current Report on Form 8-K dated December 20, 2000 filed with the SEC on December 21, 2000; and

     - Our Current Report on Form 8-K dated January 11, 2001 filed with the SEC on January 19, 2001.

     A statement contained in a document incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superceded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated herein modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this document.

     You may request a free copy of any of the documents incorporated by reference in this prospectus supplement or the accompanying prospectus by writing or telephoning us at the following address:

                       Leap Wireless International, Inc.
                           10307 Pacific Center Court
                              San Diego, CA 92121
                                 (858) 882-6000

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this document.

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